Pamela Long

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C.

October 2, 2014

Re: Response to your comments on Infrastructure Developments Corp. Form 8-K Filed August 5, 2014,

and Form 10-Q for the Fiscal Quarter Ended June 30, 2014 Filed August 21, 2014, File No. 000-52936

Dear Pamela Long,

In this response letter and in our amended filings we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Filed August 5, 2014

General

1.    Please include page numbers on your next amended Form 8-K filing.

Response –

We have done so in our amended Form 8-K filing.

Item 1.01 Entry Into a Material Agreement

2.    We note the company’s press release dated July 1, 2014, in which the company notes that “[a]s part of the original agreement, IDVC was committed to providing a certain level of funding to Orbis prior to closing, and Orbis was to meet certain revenue targets in April – June 2014.  The committed funding was not needed by Orbis, and Orbis met its revenue targets.”  Please revise your disclosure to include a brief description of the material terms of the Acquisition Agreement dated April 1, 2014.  For example, please discuss the working capital commitment of $10,000 per month that the company agreed to provide to Orbis, if required, the proposed terms of Mr. Choran’s employment agreement, as well as the revenue targets set for Orbis.

Response –

We have revised our disclosure in our amended Form 8-K filing to include a brief description of the material terms of the Acquisition Agreement dated April 1, 2014, and have discussed the working capital commitment of $10,000 per month that the company agreed to provide to Orbis, if required.  We have also included the terms of Mr. Choran’s employment agreement, as well as the revenue targets set for Orbis.

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Disclosure

Corporate History

3.    We note your disclosure under the section “End of Form 10 Disclosure” that “. . . if the registrant was a shell company like we were immediately before the transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10” as well as your disclosure under Item 5.06.  We contrast this to your disclosure under “Corporate History” that you were no longer a “shell” company following your April 2010 acquisition of Intelspec International, Inc.  Please revise your disclosure under “Corporate History” to clarify whether you were or were not a shell company immediately prior to the acquisition of Orbis.

Response –

We filed a Form 8-K on July 7, 2014 disclosing the acquisition of Orbis, at which time we disclosed that we were NOT a shell from the date of the April 2010 acquisition of Intelspec International, Inc. up to July 7, 2014.  However, on review of comments made by yourself in a letter to us on July 11, 2014 –

 “In this regard, we note that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.”

We then reviewed the appropriate code of the Exchange Act reading:

“The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

1.    No or nominal operations; and

2.    Either:

i.         No or nominal assets;

ii.        Assets consisting solely of cash and cash equivalents; or

iii.       Assets consisting of any amount of cash and cash equivalents and nominal other assets.

After internal discussions with counsel, we considered two things:  1 – The Commission had possibly made its own determination that we were a shell company immediately before the transaction reported based on your comments on July 11, 2014, and; 2 - our company had nominal assets, and assets consisting solely of cash and cash equivalents immediately before the transaction reported, thus defining our company as a shell company.  As a result, we then provided, as required, in an another current report we filed on Form 8-K on August 5, 2014, the information that would be required in a general form for registration of securities on Form 10 under the Exchange Act, reflecting all classes of our securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction.

Overview of Infrastructure Developments Corporation

1.    We note your disclosure that “MKL Asia has granted a sub-distribution license to the Company... to market and sell Wing House in North America, the GCC, and most of Southeast Asia.”  Please revise your disclosure to clarify what “GCC” stands for.

Response –

We have revised our disclosure in our amended Form 8-K filing, clarifying that “GCC” stands for Gulf Cooperation Council and to include the names of the countries within the GCC.

Overview of Orbis Real Estate

2.    Please disclose when Orbis Real Estate was formed and the jurisdiction under which it was formed.

Response –

We have revised our disclosure in our amended Form 8-K filing clarifying that Orbis Real Estate was formed on August 12, 2014 and received its license to transact real estate brokerage business on August 18, 2014, by the Government of Dubai, United Arab Emirates, Department of Economic Development.

3.    Please briefly describe here or elsewhere Orbis’ competitive position in the real estate brokerage service industry and how Orbis effectively competes.  Please also revise your disclosure to describe the challenges faced by Orbis.

Response –

We have revised our disclosure in our amended Form 8-K filing to include more information on Orbis’ competitive position in the industry and the challenges faced by Orbis in the section titled The Dubai Real Estate Brokerage Industry and the section titled Challenges, as well as the expanded section titled Business Strategy.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

4.    It appears there are two sets of disclosure under the same heading of “Patents, Trademarks, Licenses . . .” in your filing.  Please consolidate as necessary to avoid inadvertent duplication.

Response –

We have corrected this in our amended filing on Form 8-K.

5.    Please revise your disclosure to discuss the material terms of your exclusive distribution agreement with Renhe Mobile Shelters of China for the Wing Houses.

Response –

While we believe the terms of our agreement are not material, we have revised our disclosure in our amended Form 8-K filing to include more information on our agreement with MKL Asia / Renhe Mobile Shelters.

Government and Environmental Regulation

6.    We note disclosure under “Overview of Orbis Real Estate” and elsewhere that “Orbis Real Estate is fully licensed by Dubai’s Real Estate Regulatory Authority (RERA).”  Please briefly describe the process necessary to become “fully licensed,” what such licensing process entails, the duration and cost of obtaining such license and when such license will expire.

Response –

We have revised our disclosure in our amended Form 8-K filing to include more information on the process of becoming a fully licensed real estate brokerage business in Dubai, which entails, in order of process:

A.   An agreement with a U.A.E. National “sponsor” to register the business name, physical office location, manager, and specifically approved activities, with the Government of Dubai Department of Economic Development.  Orbis’ sponsor fee is $7,000 per annum, valid for a period of 30 years, renewable, with increases mutually agreed on, but capped at 15%, each 2 years.  The sponsor agreement is a requirement for all businesses and companies in the U.A.E. that are not owned by U.A.E. nationals and are not registered inside free zones.

B.   A commercial trade license with specifically approved activities issued by the Government of Dubai Department of Economic Development, valid for a one year period, renewable each year, at a cost of $7,000 per annum.

C.   Registration of Orbis as a business with RERA, which requires the sponsor, manager, and all agents to be tested on their knowledge of the industry and government regulations of it. Cost for RERA registration, provided all requirements are met and tests are passed, is $1,500 per annum plus $200 per annum per agent.  All agents must be tested and licensed annually.

1.    We note a separate section entitled “Environmental Regulation.”  Please revise your disclosure to consolidate disclosure under similar headings to avoid any potential confusion and inadvertent duplication.

Response –

In order to avoid confusion between the two un-related headings, we have made separate disclosure headings in our amended filing on Form 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

2.    We note your disclosure that Orbis has “generated commission revenue from closing rental and sales transactions in the Dubai market.”  Please revise your disclosure to further clarify how such commissions are generated, how commission percentages are set, whether sellers, buyers, or renters typically incur commission costs, and how commission revenue is divided among brokers and Orbis.

Response –

We have revised our disclosure in our amended filing on Form 8-K to clarify and detail the revenue generation model of Orbis.

Item 3. Properties

3.    Please disclose whether the company or Orbis leases office space.  If so, please disclose the terms of such lease(s) and include copies of such lease(s) as exhibits to your filing.

Response –

We have included a copy of the lease of the office space in our amended filing on Form 8-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management

4.    We note that the beneficial ownership table is as of July 31, 2014.  Please advise why your table does not include Mr. Sagar Joseph Choran’s 160 million shares received as consideration for all of the rights of ownership of Orbis.

Response –

We have corrected this oversight in our amended filing on Form 8-K.

5.    Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities held by Adderley Davis & Associates, Ltd.

Response –

We have disclosed the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities held by Adderley Davis & Associates, Ltd.

Item 5. Directors and Executive Officers

6.    In the section discussing Mr. Montandon’s business experience, we note disclosure that “WWA Group holds approximately 22% of the Company’s common stock.”  Please advise whether this refers to common stock of Infrastructure Developments Corp., and if so, why such ownership is not reflected in the beneficial ownership table.

Response –

We have corrected this mistake in our disclosure in our Amended filing on Form 8-K.

Directors

7.    We note disclosure that “[a]t the present time, members of the board of directors are not compensated for their services to the board.”  This disclosure appears duplicative of disclosure later in your document under the heading “Directors Compensation” as well as inconsistent with disclosure later in your filing noting that “directors currently are reimbursed.”  Please revise your filing to eliminate duplicative headings.  Please also clarify for what costs or expenses directors may receive reimbursement.

Response –

Duplicate headings have been eliminated and more details on compensation and reimbursement have been included in our amended filing on Form 8-K.

Code of Ethics

17. We note your disclosure that the company “has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form 10-K.”  As your present filing is on Form 8-K, please revise.

Response –

We have revised this disclosure in our amended filing on Form 8-K.

Involvement in Certain Legal Proceedings

18. Please supplementally confirm to us that no director, executive officer, significant employee or control person of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Response –

I confirm, as disclosed in the form 8K, that there is no information to indicate or suggest that our sole director and executive officer of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.  Item 401 (f) of Regulation S-K does not refer to significant employees or control persons.   I am not aware of any supplementary information that can be added to this disclosure.

Item 6. Executive Compensation

19. We note your disclosure that “the Company currently has no employment agreements.”  However, we note that the Acquisition Agreement makes reference to an “employment agreement [with Mr. Choran] signed by both parties in a separate document.”  Please advise whether the company, or any of its subsidiaries, has entered into an employment agreement, whether oral or written, with Mr. Choran.  If so, please disclose the material terms of such agreement or arrangement and include any written agreement as an exhibit with your next filing.

Response –

We have disclosed the material terms of the employment agreement between Orbis and Sagar Joseph Choran in our amended filing on Form 8K.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

20. We note your disclosure that you “do not consider either of [y]our directors to be independent.”  As it appears that you currently only have one director, please revise to eliminate reference to multiple directors.

Response –

We now have two directors, and thus have not revised this section.

Item 10. Recent Sales of Unregistered Securities

21. Because the 160 million shares issued in connection with the acquisition of Orbis constitute securities sold by the registrant within the past three years which were not registered under the Securities Act, please disclose all of the information required by Item 701 of Regulation S-K.

Response –

We have revised this disclosure in our amended filing on Form 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

22. Please revise your exhibit list so that it includes your Certificate of Amendment filed with the Nevada Secretary of State on June 23, 2014 regarding the increase in number of authorized common stock and the Acquisition Agreement with Orbis dated April 1, 2014.

Response –

We have revised our exhibit list to include this Certificate of Amendment referred to above in our amended filing on Form 8-K.

Exhibit 99(i)

23. Please file an amendment to your Form 8-K addressing the following comments applicable to your Form 8-K.

Response –

We will file an amendment to our Form 8-K addressing the following comments.

24. Please include an audit report for your December 31, 2013 financial statements in accordance with Article 8-04(a)(3) of Regulation S-X.  Please request Pinaki & Associates LLC to disclose the period audited for the statements of operations, cash flows and stockholders’ equity, as the period is less than one year.  Please also request Pinaki & Associates to reference all financial statements presented in the amended Form 8-K in their auditor’s report.  Please refer to Article 2-02 of Regulation S-X for guidance.

Response –

The audit report has been included in our amended filing on Form 8-K.

Note 1 – Organization and History

25. Please disclose the specific date of inception.

Response –

This disclosure has been made in the Note in our amended filing on Form 8-K.

26. Please provide full consolidated financial statements as of December 31, 2013, and for the inception to December 31, 2013, period and not condensed consolidated financial statements.  Please refer to Article 8-02 of Regulation S-X for guidance.

Response –

We have included the full consolidated financial statements from inception to December 31, 2013 in our amended filing on Form 8-K.

27. Please provide your statement of changes in stockholders’ equity for the period of inception through December 31, 2013.  Please refer to Article 8-04(a)(3) of Regulation S- X and Article 8-02 of Regulation S-X for guidance.

Response –

Orbis operations were started in August 2013 with long term loans reflected under long term debt. There was no initial capital injection by the original stockholder of Orbis. Orbis had negative retained earnings for the period ended December 31, 2013, which has been included in Stock Holders’ Equity in consolidated financials of Infrastructure Developments Corp.

Note 3 – Significant Accounting Policies Revenue Recognition

28. Please complete the revenue recognition accounting policy.

Response –

We have completed the revenue recognition accounting policy in our amended filing on Form 8-K.

Property & Equipment

29. Please include your accounting policy for assessing property and equipment for impairment.  Please refer to ASC 360-10-35 for guidance.

Response –

We have included our accounting policy for assessing property and equipment for impairment.

30. Please provide the disclosures required by ASC 360-10-50.

Response –

We have provided the disclosures required by ASC 360-10-50.

Long-Term Notes Payable

31. We note that your long-term borrowings are non-interest bearing and that you have not recognized any interest expense in your statements of operations.  Please tell us consideration of the guidance in ASC 835-30-25 and ASC 835-30-35 for imputing interest when there is no stated interest rate and using the effective interest rate method for the recognition of interest expense.

Response –

We have considered the guidance in ASC 835-30-25 and ASC 835-30-35 for imputing interest when there is no stated interest rate and using the effective interest rate method for the recognition of interest expense. We have determined at this time that it is not appropriate as the loan is only one year old. We will reconsider the guidance of those rules if the lender requests a renegotiation of the terms.

32. Please disclose the lender of the long-term notes payable.  Please provide the disclosures required by ASC 470-10-50 and ASC 835-30-45-2.

Response –

We have disclosed this information required in the Note in our amended filing on Form 8-K.

Litigation

33. Please expand your disclosures for your loss contingencies to include an assessment of materiality to your results of operations and cash flows in addition to your financial position.

Response –

This note has been amended in our filing on Form 8-K to include a reference to loss contingency accrual that may be required if any claim was to be made in the future.

Condensed Balance Sheets

34. In the footnotes, please disclose the material components of other current assets, as it is 55.3% of total assets and your only material current asset.

Response –

This note has been added and detailed in the notes to Exhibit 99(i) in the amended filing on Form 8-K.

Exhibit 99(ii)

35. Please expand your disclosures for the acquisition of Orbis Real Estate LLC to include the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.  Please include pro forma adjustments for any corresponding adjustments to the carrying values of Orbis’ assets and liabilities for the fair value of assets and liabilities acquired.  Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

Response –

We have added a footnote for the acquisition of Orbis Real Estate LLC to include the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50. We have addressed this comment for the annual pro forma financial information provided in Exhibit 99(iii).

36. Please revise your presentation of the pro forma statement of operations for the interim period to present the 3-months ended March 31, 2014.  Please consider the need to adjust depreciation and amortization expense for any change in fair value of assets recognized in accordance with ASC 805.  Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

Response –

We have revised our presentation of the pro forma statement of operations for the interim period to present the 3-months ended March 31, 2014.  We have considered the need to adjust depreciation and amortization expense for any change in fair value of assets recognized in accordance with ASC 805.  We have addressed this comment for the annual pro forma financial information provided in Exhibit 99(iii).

37. Please remove the pro forma cash flow statements, as these are not contemplated by Article 8-05 of Regulation S-X.  Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

Response –

These cash flow statements have been removed in our amended filing on Form 8-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

General

38. It appears that you have identified Orbis Real Estate LLC as your predecessor in accordance with Rule 405 of Regulation C.  We further note that you are presenting combined financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the period prior to the acquisition date of June 25, 2014.  It is unclear how you determined this presentation is appropriate.  Please tell us your consideration of the guidance in Article 8 of Regulation S-X for presenting separate financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the periods required to be presented prior to the acquisition date of June 25, 2014, with successor financial statements for the period subsequent to the acquisitions date reflecting ASC 805 acquisition accounting for Orbis Real Estate LLC.

Response –

After review of the guidance in Article 8 of the Regulation S-K, we have determined that we need to amend our filing on Form 10Q correctly present separate financial statements for Orbis and the Company for periods prior to the acquisition date of June 25, 2014.

Note 1 – Organization and History

39. In future filings please provide the disclosures required by ASC 805-10-50, ASC 805-20- 50, and ASC 805-30-50 for the acquisition of Orbis Real Estate LLC.

Response –

In future filings we will provide the disclosures required by ASC 805-10-50, ASC 805-20- 50, and ASC 805-30-50 for the acquisition of Orbis Real Estate LLC.